Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010-3629

May 17, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler
Jennifer Riegel

Re:	Portola Pharmaceuticals, Inc.
Registration Statement on Form S-1
Registration File No. 333-187901

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Portola Pharmaceuticals, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM Eastern Time on May 21, 2013, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representatives of the several Underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated May 7, 2013:

(i)	Dates of distribution: May 7, 2013 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 5

(iii)	Number of prospectuses furnished to investors: approximately 3,807

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 275

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MORGAN STANLEY & CO. LLC CREDIT SUISSE SECURITIES (USA) LLC Acting severally on behalf of themselves and the several Underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Ken Pott
	Name:	Ken Pott
	Title:	Managing Director

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Charles W. Newton
	Name:	Charles W. Newton
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]